EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2017, our 2016 annual consolidated financial statements and our 2016 annual management’s discussion and analysis. You can find those documents in the Investor Relations section of our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, or in the EDGAR section of the U.S. Securities and Exchange Commission’s website, www.sec.gov.

This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2017 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Outlook” and “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of October 31, 2017.

We have organized our management’s discussion and analysis in the following key sections:

●	Executive Summary – a brief overview of our business and key financial highlights	2

●	Results of Operations – a comparison of our current and prior-year period results	5

●	Liquidity and Capital Resources – a discussion of our cash flow and debt	13

●	Outlook – our current financial outlook for 2017	17

●	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	18

●	Subsequent Events – a discussion of material events occurring after September 30, 2017 and through the date of this management’s discussion and analysis	18

●	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	18

●	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	19

●	Additional Information – other required disclosures	19

●	Appendix – supplemental information and discussion	21

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Both bases exclude the results of our former Intellectual Property & Science business, which was reported as a discontinued operation through the date of its sale in October 2016, and include the results of acquired businesses from the date of purchase.

Use of non-IFRS financial measures

We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our 2017 business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share (EPS);
●	Net debt; and
●	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove distortion from the effects of foreign currency movements in order to provide better comparability of our business trends from period to period.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to Appendix B and the “Results of Operations-Continuing Operations” and “Liquidity and Capital Resources” sections of this management’s discussion and analysis for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
bp	Basis points – one basis point is equal to 1/100th of 1%; “100 bp” is equivalent to 1%
Constant currency	A measure derived by applying the same foreign currency exchange rates to the current and equivalent prior-year period
n/a	Not applicable
n/m	Not meaningful
Net sales	New sales less cancellations
Organic or organically	Our existing businesses
$ and US$	U.S. dollars

Executive Summary

Our company

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. We have operated in more than 100 countries for more than 100 years.

We live at a time when the amount of data is overwhelming, the regulatory environment is complex, markets move at breakneck speed and connectivity is expanding around the world. Our customers count on the accuracy of our information, the reliability of our systems and the relevance of our insights to help them navigate the changing worlds of commerce and regulation. We believe our workflow solutions make our customers more productive, by streamlining how they operate. Reuters is renowned for the integrity of its news. The principles of freedom from bias and access to information govern everything that we do.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Many of our customers utilize our solutions as part of their workflows. We believe this is a significant competitive advantage as it has led to strong customer retention. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in three business units supported by a corporate center:	Third-Quarter 2017 Revenues

Financial & Risk

A provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal A provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.
Tax & Accounting A provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

We also operate:

●	Reuters, a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.
●	A Global Growth Organization (GGO) that works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in: Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. We include the results of GGO within our business units.
●	An Enterprise Technology & Operations group that drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

Seasonality

On a consolidated basis, our revenues and operating profit do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our performance from quarter to consecutive quarter can be impacted by transactions revenues as well as by the release of certain print-based offerings, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated results.

Key Financial Highlights

Below are financial highlights from our third-quarter 2017 results.

	Three months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2017	2016	Total	Constant Currency
IFRS Financial Measures
Revenues	2,792	2,744	2%
Operating profit	467	385	21%
Diluted EPS (includes discontinued operations)	$0.46	$0.36	28%
Cash flow from operations (includes discontinued operations)	808	758	7%

Non-IFRS Financial Measures(1)
Revenues	2,792	2,744	2%	1%
Adjusted EBITDA	849	814	4%	4%
Adjusted EBITDA margin	30.4%	29.7%	70bp	70bp
Adjusted EPS	$0.68	$0.54	26%	24%
Free cash flow (includes discontinued operations)	531	519	2%

(1)	Refer to Appendix A of this management’s discussion and analysis for additional information on non-IFRS financial measures.

Our third quarter results demonstrated that our simplification initiatives continue to deliver significant cost savings across our business. Revenue growth and sales performance, however, were lower than expected. The following summarizes our progress on our key financial priorities:

Accelerate Organic Revenue Growth

Revenues increased 2% in total. Revenues increased 1% in constant currency, all of which was organic, driven by our Legal and Tax & Accounting businesses. In Financial & Risk, organic revenues were essentially unchanged and net sales were positive. However, both of these measures were below our expectations. Recurring revenue growth was negatively impacted by weaker than expected net sales and longer lead times to convert sales to revenues. We plan to continue investing in our growth businesses as well as in key product improvements and customer service.

Continue to Drive Productivity Gains

We continued to control our operating expenses through our various simplification initiatives. In combination with higher revenue, this led to higher operating profit, adjusted EBITDA and adjusted EBITDA margin. While operating expenses were slightly higher in total, they were essentially unchanged in constant currency, as the benefits of our simplification initiatives offset investments in customer experience and real estate consolidation. Adjusted EBITDA increased 4% and the related margin increased 70bp to 30.4%, representing the third consecutive quarter that our adjusted EBITDA margin has been above 30%. We believe that cost savings from our simplification initiatives will enable us to increase investments in our growth initiatives, as well as achieve our 2017 full-year adjusted EBITDA margin and adjusted EPS outlook.

Deliver on Our Financial Objectives

Diluted EPS and adjusted EPS each increased over 25%, reflecting positive business performance, as well as lower interest and income tax expense and benefits from our share buyback program. We generated strong cash flow from operations and free cash flow, returning $467 million to shareholders through share repurchases and dividends.

We provide a detailed discussion of our financial performance in the “Results of Operations” section of this management’s discussion and analysis. We discuss share repurchases and dividends in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

2017 Outlook:

We currently expect the following for our full-year 2017 business outlook:

●	Low single digit revenue growth;
●	Adjusted EBITDA margin between 29.3% and 30.3%;
●	Adjusted EPS between $2.40 and $2.45 (now forecast to be at the top of this range); and
●	Free cash flow between $0.9 billion and $1.2 billion.

Our 2017 outlook is unchanged from that communicated as part of our second quarter report, except for our current expectations related to adjusted EPS performance relative to the forecasted range. Our 2017 outlook assumes constant currency rates relative to 2016 and does not factor in the impact of any acquisitions or divestitures that may occur during the year.

For additional information regarding the material assumptions and material risks associated with our 2017 Outlook, refer to the “Outlook” section of this management’s discussion and analysis. The information in this section is forward-looking and should also be read in conjunction with the part of the “Additional Information” section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Results of Operations – Continuing Operations

Consolidated results

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and margins)	2017	2016	Total	Constant Currency	2017	2016	Total	Constant Currency
IFRS Financial Measures
Revenues	2,792	2,744	2%		8,389	8,306	1%
Operating profit	467	385	21%		1,310	1,096	20%
Diluted EPS from continuing operations	$0.46	$0.34	35%		$1.13	$0.99	14%
Non-IFRS Financial Measures(1)
Revenues	2,792	2,744	2%	1%	8,389	8,306	1%	2%
Adjusted EBITDA	849	814	4%	4%	2,563	2,319	11%	10%
Adjusted EBITDA margin	30.4%	29.7%	70bp	70bp	30.6%	27.9%	270bp	240bp
Adjusted EBITDA less capital expenditures	593	601	(1%)		1,853	1,661	12%
Adjusted EBITDA less capital expenditures margin	21.2%	21.9%	(70)bp		22.1%	20.0%	210bp
Adjusted EPS	$0.68	$0.54	26%	24%	$1.91	$1.47	30%	29%

(1)	See Appendix B of this management’s discussion and analysis for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Foreign currency effects

The following table sets forth the average foreign exchange rates of the significant foreign currencies that we transact in:

	Three months ended September 30,			Nine months ended September 30,
(U.S. dollars per unit, except where noted)	2017	2016	(Strengthened)/ Weakened	2017	2016	(Strengthened)/ Weakened
British pound sterling	1.309	1.313	(0.3%)	1.276	1.393	(8.4%)
Euro	1.175	1.116	5.3%	1.114	1.116	(0.2%)
Japanese yen (100)	0.901	0.977	(7.8%)	0.894	0.924	(3.2%)
Canadian dollar	0.798	0.767	4.1%	0.766	0.757	1.2%

Given our currency mix of revenues and expenses around the world, fluctuations in foreign exchange rates had a positive impact on our revenues and adjusted EPS, but had no impact on adjusted EBITDA growth or adjusted EBITDA margin in the third quarter compared to the prior-year period. In the nine-month period, currency fluctuations had a negative impact on our revenues, but a positive impact on our adjusted EBITDA growth, adjusted EBITDA margin and adjusted EPS compared to the prior-year period.

Revenues

Revenues increased 2% in the third quarter and 1% in the nine-month period. In constant currency, third quarter revenues increased 1%, all from organic growth. On the same basis, revenues increased 2% in the nine-month period comprised of 1% organic growth and a 1% contribution from acquisitions. Our organic growth reflected increases in recurring revenues.

GGO revenues comprised approximately 9% and 8% of our 2017 revenues in the third quarter and nine-month period, respectively. On a constant currency basis, GGO revenues increased 1% in the third quarter and were essentially unchanged in the nine-month period.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased in the third quarter as higher revenues and a gain on the sale of a portion of an investment were partly offset by the negative impact of fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. The increase in the nine-month period reflected the same factors as the third quarter, as well as benefits from lower operating expenses.

Adjusted EBITDA and the related margin increased in both periods in total and in constant currency. In the third quarter, the increases were driven by higher revenues, which were partly offset by higher operating expenses. The increases in the nine-month period were driven by higher revenues and lower operating expenses.

Adjusted EBITDA less capital expenditures and the related margin decreased in the third quarter as higher capital expenditures more than offset higher adjusted EBITDA. The increases in the nine-month period were driven by higher adjusted EBITDA, which more than offset the increase in capital expenditures.

We expect to increase investments to improve customer experience in the fourth quarter, which we believe will lead to slightly lower adjusted EBITDA margin during that period, and slightly higher capital expenditures for the full year compared to 2016.

Operating expenses

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars)	2017	2016	Total	Constant Currency	2017	2016	Total	Constant Currency
Operating expenses	1,996	1,964	2%	-	5,997	6,064	(1%)	(2%)
Remove fair value adjustments(1)	(53)	(34)			(171)	(77)
Operating expenses, excluding fair value adjustments	1,943	1,930	1%	-	5,826	5,987	(3%)	(2%)

(1)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives. In 2016, fair value adjustments also included the mark-to-market impacts on certain share-based awards. Please refer to the “Changes in Accounting Policies” section of this management’s discussion and analysis for additional information on our adoption of IFRS 2 amendments.

Operating expenses increased in the third quarter due to foreign currency, which included higher expense from unfavorable fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. On a constant currency basis, operating expenses were essentially unchanged as lower expenses from our ongoing simplification initiatives offset investments to consolidate real estate and improve customer experience. In the nine-month period, operating expenses decreased in total and on a constant currency basis, as lower expenses from our ongoing simplification initiatives more than offset the investments. Excluding fair value adjustments, operating expenses increased in the third quarter in total due to foreign currency, but decreased in the nine-month period, in total and on a constant currency basis.

Depreciation and amortization

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	Change	2017	2016	Change
Depreciation	73	78	(6%)	222	239	(7%)
Amortization of computer software	171	177	(3%)	519	518	-
Subtotal	244	255	(4%)	741	757	(2%)
Amortization of other identifiable intangible assets	115	128	(10%)	354	388	(9%)

●	Depreciation and amortization of computer software on a combined basis decreased in both periods, as expense related to new capital spending was more than offset by fully expensed assets acquired or developed in previous years.

●	Amortization of other identifiable intangible assets decreased in both periods as amortization of newly-acquired assets was more than offset by fully amortized identifiable intangible assets acquired in previous years. The decrease in the nine-month period also reflected the impact of foreign currency.

Other operating gains (losses), net

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Other operating gains (losses), net	30	(12)	13	(1)

In 2017, other operating gains (losses) in both periods included a gain from the sale of a portion of an investment.

Net interest expense

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	Change	2017	2016	Change
Net interest expense	84	108	(22%)	272	304	(11%)

Net interest expense decreased in both periods due to lower interest from commercial paper borrowings and lower net pension obligations, the latter reflecting a $500 million contribution to our U.S. defined benefit pension plan in January 2017, as well as lower interest on certain tax liabilities. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on our term debt was essentially unchanged.

Other finance costs

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Other finance costs	58	3	176	28

Other finance costs included gains or losses related to changes in foreign exchange contracts and the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements.

Tax (benefit) expense

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Tax (benefit) expense	(22)	8	(8)	(16)

The tax (benefit) expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year. The third quarter and nine-month period of 2017 were favorably impacted by the reversal of tax reserves in connection with favorable developments regarding tax disputes.

Additionally, the comparability of our tax (benefit) expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax (benefit) expense that impact comparability from period to period, including tax (benefit) expense associated with items that are removed from adjusted earnings:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Tax expense (benefit)
Tax items impacting comparability:
Corporate tax rates(1)	5	3	6	5
Other tax adjustments(2)	(10)	4	(9)	8
Subtotal	(5)	7	(3)	13
Tax related to:
Fair value adjustments	(1)	(10)	(17)	(33)
Amortization of other identifiable intangible assets	(31)	(32)	(95)	(98)
Other items	13	(4)	4	(7)
Subtotal	(19)	(46)	(108)	(138)
Total	(24)	(39)	(111)	(125)

(1)	Relates to the net changes in deferred tax liabilities due to changes in U.S. state apportionment factors and changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(2)	Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Because the items described above impact the comparability of our tax (benefit) expense for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

The computation of our adjusted tax expense is set forth below:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Tax (benefit) expense	(22)	8	(8)	(16)
Remove: Items from above impacting comparability	24	39	111	125
Other adjustment:
Interim period effective tax rate normalization(1)	13	(13)	15	-
Total tax expense on adjusted earnings	15	34	118	109

(1)	Adjustment to reflect income taxes based on estimated full-year effective tax rate, including normalization of benefits from favorable developments in regard to tax disputes. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Earnings and diluted EPS from continuing operations

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2017	2016	Change	2017	2016	Change
Earnings from continuing operations	349	268	30%	867	782	11%
Diluted EPS from continuing operations	$0.46	$0.34	35%	$1.13	$0.99	14%

Earnings from continuing operations and the related per share amounts increased in both periods as higher operating profit and lower interest expense more than offset the negative impact of foreign currency related to fair value adjustments on financing costs. The third quarter also reflected lower income tax expense. Additionally, diluted EPS in both periods benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Adjusted earnings and adjusted EPS

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and share data)	2017	2016	Total	Constant Currency	2017	2016	Total	Constant Currency
Earnings attributable to common shareholders	330	273	21%		819	872	(6%)
Adjustments to remove:
Fair value adjustments	53	34			171	77
Amortization of other identifiable intangible assets	115	128			354	388
Other operating (gains) losses, net	(30)	12			(13)	1
Other finance costs	58	3			176	28
Share of post-tax (earnings) losses in equity method investments	(2)	(2)			3	(2)
Tax on above items(1)	(19)	(46)			(108)	(138)
Tax items impacting comparability(1)	(5)	7			(3)	13
Losses (earnings) from discontinued operations, net of tax	1	(18)			(1)	(126)
Interim period effective tax rate normalization(1)	(13)	13			(15)	-
Dividends declared on preference shares	(1)	(1)			(2)	(2)
Adjusted earnings	487	403	21%		1,381	1,111	24%
Adjusted EPS	$0.68	$0.54	26%	24%	$1.91	$1.47	30%	29%
Diluted weighted-average common shares (millions)	716.9	745.8			722.5	753.9

(1)	See the “Tax (benefit) expense” section above for additional information.

Adjusted earnings and the related per share amount increased in both periods primarily due to higher adjusted EBITDA, as well as lower interest and tax expense. In both periods, adjusted earnings and adjusted EPS included a positive impact from foreign currency of $0.01 per share. Additionally, adjusted EPS in both periods benefited from lower outstanding common shares due to share repurchases.

Segment results

The following is a discussion of our three reportable segments for the three and nine months ended September 30, 2017: Financial & Risk, Legal and Tax & Accounting. We also report “Corporate & Other”, which includes expenses for corporate functions and the results of the Reuters News business. We discuss the results of our former Intellectual Property & Science business within the “Results of Operations – Results of Discontinued Operations” section of this management’s discussion and analysis.

In 2017, management changed the profitability measure that it uses to assess the performance of its reportable segments from segment operating profit, which it no longer uses, to adjusted EBITDA. These profitability measures are the same, except that adjusted EBITDA excludes depreciation of fixed assets and amortization of computer software. Management uses a number of measures to assess the performance of its segments internally. Adjusted EBITDA is reported externally, as it represents the internal profitability measure most closely aligned with the measurement of the consolidated income statement.

We present segment revenue growth at both actual foreign exchange rates and in constant currency. We assess revenue performance for each reportable segment, as well as the businesses within each segment, before the impact of currency (or at “constant currency”).

Financial & Risk

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except margins)	2017	2016	Change	2017	2016	Change
Revenues	1,542	1,516	2%	4,561	4,549	-
Revenue change at constant currency			1%			1%
Adjusted EBITDA	495	460	8%	1,435	1,340	7%
Adjusted EBITDA margin	32.1%	30.3%	180bp	31.5%	29.5%	200bp

In both periods, revenues increased 1% in constant currency due to the contribution from acquisitions, as organic revenues were essentially unchanged. Organic revenues benefited from Financial & Risk’s annual price increase and higher transactions revenues, but were negatively impacted by a prior-year period non-recurring benefit related to a customer subscription, a decline in recoveries revenues, and the impact of commercial pricing adjustments related to the migration of the remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform.

By geographic area, third quarter revenues increased 3% in the Americas and 2% in Asia Pacific, but declined 1% in Europe, Middle East and Africa (EMEA). For the nine-month period, revenues increased 3% in the Americas, 1% in Asia Pacific and were essentially unchanged in EMEA.

In both periods, net sales were positive overall as positive net sales in the Americas more than offset negative net sales in EMEA. In Asia Pacific, net sales were slightly negative in the third quarter, but slightly positive in the nine-month period.

Financial & Risk’s organic revenue growth and net sales performance for the third quarter were below our expectations due to a variety of factors. We experienced unexpected delays in closing new sales opportunities, primarily in Europe and Asia. Elsewhere, longer free-of-charge periods and a changing mix in new sales negatively impacted revenue performance. Relative to mix, feeds and Risk Solutions, the largest proportion of new sales, have longer installation periods than desktop sales. As revenues from new sales are only earned after product installation, revenue recognition is delayed for these products.

Overall cancellations across Financial & Risk were at their lowest level since the first quarter of 2016, which was partly due to the completion of the product migration program in Financial & Risk’s Asset Management business. Despite the improvement in the quarter, Financial & Risk experienced higher than expected cancellations of sell-side desktops, particularly in Europe and Asia.

Finally, lower than expected trading volumes led to lower than expected transactions revenues.

Results by type in constant currency were as follows:

●    Recurring revenues increased 1% in both periods due to the benefit of Financial & Risk’s 2017 annual price increase, which was partly offset by the negative impact of a prior-year period non-recurring benefit related to a customer subscription, and the commercial pricing adjustments on remaining legacy foreign exchange products. In the third quarter, Elektron Data Platform and Risk revenues grew 5% collectively while desktop revenues declined 4%. In the nine-month period, Elektron Data Platform and Risk revenues grew 7% collectively while desktop revenues declined 4%;

●    Transactions revenues increased 7% in the third quarter and 6% in the nine-month period. The increases in both periods were primarily due to organic growth in Tradeweb and contributions from acquisitions, partly offset by lower foreign exchange trading revenues; and

●    Recoveries revenues, which Financial & Risk collects from customers and largely passes through to a third-party provider, such as stock exchange fees, decreased 4% in the third quarter and 6% in the nine-month period. The decline in the nine-month period from these low-margin recoveries revenues partially reflected the transition of a small number of third-party information providers to direct billing arrangements with their customers.

Third-Quarter 2017 Revenues by Type

Adjusted EBITDA and the related margin increased in both periods primarily due to the impact of higher revenues, as well as lower expenses. The lower expenses were driven by initiatives to simplify Financial & Risk’s business, which included benefits from severance actions in the fourth quarter of 2016. Foreign currency benefited adjusted EBITDA margin by 30bp and 40bp in the third quarter and nine-month period, respectively, compared to the prior-year periods.

Legal

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except margins)	2017	2016	Change	2017	2016	Change
Revenues	843	835	1%	2,509	2,503	-
Revenue change at constant currency			1%			1%
Adjusted EBITDA	338	328	3%	965	936	3%
Adjusted EBITDA margin	40.1%	39.3%	80bp	38.5%	37.4%	110bp

Revenues increased 1% in constant currency in the third quarter as 3% growth in recurring revenues (76% of the Legal segment in the quarter) was partly offset by an 8% decline in transactions revenues (11% of the Legal segment in the quarter) and a 7% decline in U.S. Print revenues (13% of the Legal segment in the quarter). In the nine-month period, the increase in revenues reflected 4% growth in recurring revenues, which was partly offset by an 8% decline in transactions revenues and a 6% decline in U.S. Print revenues. Excluding U.S. Print, Legal’s revenues increased 2% in both the third quarter and nine-month period.

Results by line of business in constant currency were as follows:

●    Solutions businesses revenues include non-U.S. legal information and global software and services businesses. Solutions businesses revenues increased 1% in the third quarter and 2% in the nine-month period driven by recurring revenues (80% of the Solutions business), which grew 4% and 5% in the third quarter and nine-month period, respectively. In both periods, revenue growth was partly offset by a 9% decline in transactions revenues. In both periods, revenues increased for U.K. Practical Law, FindLaw, Investigative & Public Records and Legal Tracker while revenues in Legal Managed Services and Latin America print were lower;

●    U.S. Online Legal Information revenues increased 3% and 2% in the third quarter and nine-month period, respectively, driven by growth in U.S. Practical Law. Legal expects its U.S. Online Legal Information business will grow 2% for the full year; and

●    U.S. Print revenues decreased 7% and 6% in the third quarter and nine-month period, respectively.

Third-Quarter 2017 Revenues by Line of Business

Adjusted EBITDA and the related margin increased in both periods due to higher revenues and lower expenses. The decline in expenses reflected simplification initiatives, including benefits from the severance actions in the fourth quarter of 2016 and cost management efforts. Foreign currency benefited adjusted EBITDA margins by 10bp and 20bp in the third quarter and nine-month period, respectively, compared to the prior-year periods.

Tax & Accounting

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except margins)	2017	2016	Change	2017	2016	Change
Revenues	341	323	6%	1,108	1,036	7%
Revenue change at constant currency			5%			6%
Adjusted EBITDA	95	87	9%	339	283	20%
Adjusted EBITDA margin	27.9%	26.9%	100bp	30.6%	27.3%	330bp

Revenues increased 5% in constant currency in the third quarter, driven by a 2% increase in recurring revenues (87% of the Tax & Accounting segment in the quarter) and a 33% increase in transactions revenues (13% of the Tax & Accounting segment in the quarter). The increase in transactions revenues benefited from a favorable year over year comparison, as the Government business reported lower revenues in the prior-year period due to delays of go-live dates on two significant projects.

Revenues increased 6% in constant currency in the nine-month period, driven by a 4% increase in recurring revenues and a 20% increase in transactions revenues.

Results by line of business in constant currency were as follows:

●    Corporate includes revenues from a suite of global and local tax compliance, workflow and data management software and services. Corporate revenues increased 8% and 9% in the third quarter and nine-month period, respectively. The increases in both periods were primarily due to growth in ONESOURCE software and services;

●    Professional includes revenues from tax, accounting, audit, payroll, document management, client portals and practice management applications and services. Professional revenues increased 7% and 10% in the third quarter and nine-month period, respectively, primarily due to growth in CS Professional Suite solutions for accounting firms and higher revenues in Latin America;

●    Knowledge Solutions includes revenues from information, research, workflow tools and certified professional education. Knowledge Solutions revenues decreased 2% in both the third quarter and nine-month period due to lower print revenues; and

●    Government, which represents only 3% of Tax & Accounting’s revenues, includes integrated property tax management and land registry solutions. Government revenues increased significantly in both periods as prior-year period revenues were lower due to delays of go-live dates on two significant projects.

Third-Quarter 2017 Revenues by Line of Business

Adjusted EBITDA and the related margin increased in both periods primarily due to the impact of higher revenues. Expenses were higher in both periods primarily due to higher allocations of technology expenses, partly offset by the benefits from simplification initiatives, including benefits from the severance actions in the fourth quarter of 2016, and lower expenses in the Government business. Foreign currency positively impacted adjusted EBITDA margin by 30bp in the third quarter, but had no impact in the nine-month period, compared to the prior-year periods.

Tax & Accounting is a seasonal business with a significant percentage of its adjusted EBITDA historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact the quarterly margin. Full-year margin is more reflective of the segment’s performance.

Corporate & Other

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Revenues – Reuters News	73	73	221	227

Reuters News (adjusted EBITDA)	7	6	29	18
Core corporate expenses	(86)	(67)	(205)	(258)
Total	(79)	(61)	(176)	(240)

Revenues from Reuters News were unchanged in the third quarter. The decrease in revenues in the nine-month period was primarily due to the impact of foreign currency and lower news agency revenues. In both periods, the increases in Reuters News adjusted EBITDA were due to lower expenses.

Core corporate expenses increased in the third quarter due to investments to optimize real estate and improve customer experience. However, in the nine-month period corporate expenses decreased as these investments were more than offset by the elimination of certain overhead costs in connection with the sale of our former Intellectual Property & Science business, and the allocation of additional costs, primarily technology, to the Tax & Accounting segment.

Refer to the “Outlook” section of this management’s discussion and analysis for further information regarding our expectations for core corporate expenses.

Results of Discontinued Operations

In October 2016, we sold our Intellectual Property & Science business, which was reported as discontinued operations. The results of discontinued operations were as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	2017	2016
(Loss) earnings from discontinued operations, net of tax	(1)	18	1	126

The 2017 periods are comprised of residual income and expense items following the closing of the Intellectual Property & Science sale.

Liquidity and Capital Resources

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.4 billion credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. Additionally, in the first quarter of 2017, we contributed $500 million to our U.S. defined benefit pension plan. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	$ Change	2017	2016	$ Change
Net cash provided by operating activities	808	758	50	1,274	1,986	(712)
Net cash used in investing activities	(218)	(220)	2	(813)	(780)	(33)
Net cash used in financing activities	(468)	(394)	(74)	(1,945)	(1,299)	(646)
Increase (decrease) in cash and bank overdrafts	122	144	(22)	(1,484)	(93)	(1,391)
Translation adjustments	4	(2)	6	9	(3)	12
Cash and bank overdrafts at beginning of period	766	684	82	2,367	922	1,445
Cash and bank overdrafts at end of period	892	826	66	892	826	66

Operating activities. Net cash provided by operating activities increased in the third quarter due to higher operating profit before the impact of non-cash items, particularly fair value adjustments. Net cash provided by operating activities decreased in the nine-month period primarily due to the $500 million contribution to pre-fund our U.S. pension plan in January 2017, $137 million of payments related to 2016 severance charges, and the loss of cash flows from our former Intellectual Property & Science business, which was sold in October 2016 ($237 million year on year reduction).

Investing activities. Net cash used in investing activities in the third quarter was essentially unchanged. The increase in net cash used in investing activities in the nine-month period reflected higher acquisition spending by our Financial & Risk business as well as higher capital expenditures. Our Financial & Risk business purchased REDI, a provider of a cross-asset trade execution management system for financial professionals and two smaller businesses, Clarient and Avox, which expanded the segment’s risk management footprint. Both periods included proceeds from the sale of a portion of an investment.

Financing activities. Net cash used in financing activities in the third quarter increased due to the repayment of term debt, which more than offset lower share repurchases and higher commercial paper borrowings. The increase in net cash used in financing activities in the nine-month period reflected higher repayments of term debt, partly offset by lower share repurchases. Additionally, net cash used in financing activities in 2016 included the proceeds received from the May 2016 term debt issuance. We returned $0.5 billion (2016 – $0.8 billion) and $1.5 billion (2016 – $2.0 billion) to our common shareholders through dividends and share repurchases in the third quarter and nine-month period, respectively.

Cash and bank overdrafts. During 2017, we utilized a portion of the proceeds from the sale of Intellectual Property & Science to pay down debt and make a contribution to our U.S. pension plan. As such, cash and cash equivalents declined from $2.4 billion at December 31, 2016 to $0.9 billion at September 30, 2017. The balance in cash and bank overdrafts was $892 million at September 30, 2017 compared to $826 million at September 30, 2016.

Additional information about our debt, dividends and share repurchases is as follows:

●	Commercial paper programs. Issuances under our $2.0 billion commercial paper programs reached a peak of $705 million during the nine-month period of 2017, all of which remained outstanding at September 30, 2017.

●	Credit facility. There were no borrowings under our $2.4 billion credit facility during the nine-month period of 2017.

●	Long-term debt. We have capacity to issue up to $2.5 billion principal amount of debt securities under our debt shelf prospectus, which expires in April 2018. The following table provides information regarding notes that we issued and repaid in the nine months ended September 30, 2017 and 2016:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2016	3.35% Notes, due 2026	US$500
Notes repaid
September 2017	1.65% Notes, due 2017	US$550
February 2017	1.30% Notes, due 2017	US$550
May 2016	0.875% Notes, due 2016	US$500

The February 2017 notes were repaid principally from cash on hand, which included a portion of the proceeds from the sale of the Intellectual Property & Science business. The September 2017 notes were repaid principally from cash on hand. We used the net proceeds of our May 2016 debt issuance to repay the notes which matured that same month.

●	Credit ratings. Our credit ratings have not changed in 2017. The table below reflects the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis.

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. We cannot assure you that our credit ratings will not be lowered in the future.

●	Dividends. Dividends on our common shares are declared in U.S. dollars. In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan. Details of dividends declared per share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Dividends declared per share	$0.345	$0.34	$1.035	$1.02

Dividends declared	246	252	746	766
Dividends reinvested	(9)	(9)	(26)	(26)
Dividends paid	237	243	720	740

●	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In February 2017, we announced that we plan to repurchase up to an additional $1.0 billion of our common shares. As of September 30, 2017, we repurchased 18.5 million common shares for a cost of $808 million under this buyback program.

Under our normal course issuer bid (NCIB), which we renewed in the second quarter, we may repurchase up to 36 million common shares between May 30, 2017 and May 29, 2018 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In the nine months ended September 30, 2017, we privately repurchased 6.0 million common shares (2016 – 4.1 million common shares) at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Share repurchases (millions of U.S. dollars)	230	542	808	1,232
Shares repurchased (millions)	5.0	13.2	18.5	31.2
Share repurchases – average price per share	$46.03	$41.40	$43.60	$39.56

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws.

Free cash flow

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Net cash provided by operating activities	808	758	1,274	1,986
Capital expenditures, less proceeds from disposals	(256)	(213)	(710)	(658)
Capital expenditures from discontinued operations	-	(13)	-	(38)
Other investing activities	(1)	3	14	23
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid to non-controlling interests	(19)	(15)	(50)	(44)
Free cash flow	531	519	526	1,267

The increase in free cash flow in the third quarter was primarily due to higher cash from operating activities, which more than offset higher capital expenditures. The decrease in the nine-month period reflected lower cash from operating activities, which included the $500 million pension contribution in January 2017, and higher capital expenditures. We expect to generate full-year 2017 free cash flow between $0.9 billion and $1.2 billion.

Financial position

Our total assets were $26.8 billion at September 30, 2017, a decrease of $1.1 billion from December 31, 2016. The decrease was primarily due to the $500 million contribution to our U.S. pension plan and the repayment of $550 million principal amount of notes in February 2017 with cash on hand at December 31, 2016.

At September 30, 2017, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets by $1.9 billion. Of this amount, $1.0 billion relates to debt which matures in July 2018, which we expect to refinance. Additionally, current liabilities include $935 million of deferred revenue, which arises from the sale of subscription based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe this portion of the negative working capital position at September 30, 2017 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt(1)

	September 30,	December 31,
(millions of U.S. dollars)	2017	2016
Current indebtedness	1,723	1,111
Long-term indebtedness	5,383	6,278
Total debt	7,106	7,389
Swaps	253	327
Total debt after swaps	7,359	7,716
Remove fair value adjustments for hedges(2)	-	23
Total debt after currency hedging arrangements	7,359	7,739
Remove transaction costs and discounts included in the carrying value of debt	58	65
Less: cash and cash equivalents(3)	(898)	(2,368)
Net debt	6,519	5,436

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A of this management’s discussion and analysis.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	Includes cash and cash equivalents of $119 million and $112 million at September 30, 2017 and December 31, 2016, respectively, held in subsidiaries, which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled term debt maturity occurs in July 2018. At September 30, 2017, the average maturity of our term debt was approximately eight years at an average interest rate (after swaps) of less than 5%.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations, please see our 2016 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2017.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

In June 2016, certain of our U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claimed that the taxable income of these subsidiaries should have been increased by an amount that would have created an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim related to our intercompany transfer pricing practices. In October 2017, we settled this claim resulting in approximately $15 million in tax and interest. The settlement did not have a material impact on our consolidated financial statements.

For additional information, please see the “Risk Factors” section of our 2016 annual report, which contains further information on risks related to tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the part of the “Additional Information” section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We originally communicated our 2017 full-year business outlook in February 2017. In August 2017, we raised our 2017 full-year adjusted EPS outlook from $2.35 to a range of $2.40 to $2.45. We currently expect adjusted EPS performance to be at the top end of this range. In August 2017, we also increased the range of our 2017 full-year adjusted EBITDA margin outlook by 50bp from a range of 28.8% to 29.8% to a range of 29.3% to 30.3%. We have not changed our outlook for revenue growth and free cash flow, as originally communicated.

We recently reaffirmed our 2017 full-year business outlook, as communicated in August 2017. Our current outlook:

●	Assumes constant currency rates relative to 2016; and
●	Does not factor in the impact of acquisitions or divestitures that may occur during the year.

The following table sets forth our current 2017 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our expectations.

Revenues expected to grow low single digits
Material assumptions	Material risks

●    Gross domestic product (GDP) growth in most of the countries where we operate

●    Continued demand for products and services that help customers navigate changing geopolitical, economic and regulatory environments

●    An increase in demand for information and workflow solutions

●    The successful execution of sales initiatives, ongoing product release programs and our globalization strategy

●    Global economic uncertainty due to factors including continued regulatory reform around the world, changes in the political environment and the U.K.’s plan to leave the European Union may limit business opportunities for our customers, lowering their demand for our products and services

●    Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

●    Pressure on certain customers, in developed markets in particular, may constrain the number of professionals employed

●    Competitive pricing actions could impact our revenues

●    Our sales and product initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin expected to be between 29.3% and 30.3%
Material assumptions	Material risks

●    Revenues expected to grow at low single digits

●    Business mix continues to shift to higher-growth, but lower margin offerings

●    Execution of transformation and efficiency initiatives

●    Continue to invest in growth markets and customer service

●    Same as the risks above related to the revenue outlook

●    Revenues from higher margin businesses may be lower than expected; conversely, revenues from low-margin businesses could be higher than expected

●    The costs of required investments, including those in growth markets, exceed expectations or actual returns are below expectations

●    Acquisition and disposal activity may dilute margins

●    Efficiency initiatives may cost more than expected, be delayed or may not produce the expected level of savings

Adjusted EPS expected to be between $2.40 and $2.45 (now forecast to be at the top of this range)
Material assumptions	Material risks

●    Adjusted EBITDA margin expected to be between 29.3% and 30.3%

●    Depreciation and software amortization expense expected to be between $1.0 billion and $1.05 billion, a slight increase to the bottom part of this range, which was originally communicated as $950 million in February 2017

●    Interest expense expected to be between $400 and $425 million (now forecasted to be near the bottom of this range)

●    Effective tax rate expected to be between 10% and 13% (now forecasted to be near the bottom of this range)

●    Completion of $1.0 billion share buyback program announced in February 2017

●    Same as the risks above related to the revenue outlook and adjusted EBITDA margin outlook

●    Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

●    Obsolescence of technology may require accelerated amortization or impairment of certain assets

●    Higher than expected debt levels or an increase in rates could result in higher interest expense

●    Material changes in current tax laws or treaties to which we are subject could adversely impact our income tax expense

●    Higher common shares outstanding due to lower than expected share repurchases

Free Cash Flow is expected to be between $0.9 billion and $1.2 billion
Material assumptions	Material risks

●    Revenues expected to grow at low single digits

●    Expected cash payments in 2017 relating to the fourth-quarter 2016 severance charges, the $500 million contribution to our U.S. defined benefit pension plan made in January 2017, and the loss of free cash flow following the sale of Intellectual Property & Science

●    Adjusted EBITDA margin expected to be between 29.3% and 30.3%

●    Capital expenditures expected to be approximately 9.0% of revenues, a slight increase from 8.5% of revenues, as originally communicated in February 2017

●    Same as the risks above related to the revenue outlook and adjusted EBITDA margin outlook

●    A weaker macroeconomic environment could negatively impact working capital performance

●    Capital expenditures may be higher than currently expected resulting in higher cash outflows

●    The timing and amount of tax payments to governments may differ from our expectations

Additionally, we expect full-year 2017 core corporate costs including depreciation and amortization of computer software to be approximately $290 million. This reflects cost reductions to realign the corporate center with the size of our business after the sale of Intellectual Property & Science, as well as $40 million to $50 million of higher overhead allocations, primarily technology, to our segments. We expect that the higher allocations will have a negative impact on the full-year 2017 adjusted EBITDA margin of Tax & Accounting, our smallest segment, while the impacts on our Financial & Risk and Legal segments for the full year are expected to be minimal.

Our Outlook contains various non-IFRS financial measures. For Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2017 impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts and (iii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not anticipate.

Related Party Transactions

As of October 31, 2017, Woodbridge beneficially owned approximately 63% of our shares.

There were no new significant related party transactions during the nine months ended September 30, 2017. Please refer to the “Related Party Transactions” section of our 2016 annual management’s discussion and analysis, which is contained in our 2016 annual report, as well as note 29 of our 2016 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

There were no material events occurring after September 30, 2017 through the date of this management’s discussion and analysis.

Changes in Accounting Policies

Effective January 1, 2017, we prospectively adopted the amendments of IFRS 2, Classification and Measurement of Share-based Payment Transactions. Please refer to the “Changes in Accounting Policies” section of our 2016 annual management’s discussion and analysis, which is contained in our 2016 annual report, as well as note 1 of our consolidated interim financial statements for the three and nine months ended September 30, 2017.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2016 annual management’s discussion and analysis, which is contained in our 2016 annual report, for additional information. Since the date of our 2016 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in the following long-term efficiency initiatives which impact our financial reporting:

●	We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative.
●	We are automating manual processes and updating workflows associated with intercompany revenue and cost allocation.

As we are implementing these initiatives in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity.

As these initiatives could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary. Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2017 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of October 31, 2017, we had outstanding 711,559,704 common shares, 6,000,000 Series II preference shares, 9,180,937 stock options and a total of 6,125,334 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2016 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about our 2017 expectations in the “Executive Summary” and “Outlook” sections, statements regarding Thomson Reuters investments in the customer experience (and the impact of such investments), consolidated adjusted EBITDA margin, capital expenditures, debt refinancing, and U.S. online legal information revenues in our Legal segment. The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2016 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our Outlook is provided for the purpose of providing information about current expectations for 2017. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow, all our non-IFRS measures exclude the results of our Intellectual Property & Science business, which was reported as a discontinued operation through the closing date of the sale.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted EBITDA and the related margin

Adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

The related margin is expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals. The related margin is expressed as a percentage of revenues.	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.	Earnings from continuing operations
Adjusted earnings and adjusted EPS

Earnings attributable to common shareholders and per share:

●     excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

●     We also deduct dividends declared on preference shares.

Adjusted EPS is calculated using diluted weighted-average shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings attributable to common shareholders and diluted earnings per share

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted EPS (continued)

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow (includes free cash flow from continuing and discontinued operations)
Net cash provided by operating activities, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are

reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

●     Revenues

●     Operating expenses

Non-IFRS Measures:

●     Adjusted EBITDA and Adjusted EBITDA margin

●    Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for most directly comparable IFRS measure.

Appendix B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure for the three and nine months ended September 30, 2017 and 2016.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except margins)	2017	2016	Change	2017	2016	Change
Earnings from continuing operations	349	268	30%	867	782	11%
Adjustments to remove:
Tax (benefit) expense	(22)	8		(8)	(16)
Other finance costs	58	3		176	28
Net interest expense	84	108		272	304
Amortization of other identifiable intangible assets	115	128		354	388
Amortization of computer software	171	177		519	518
Depreciation	73	78		222	239
EBITDA	828	770		2,402	2,243
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(2)	(2)		3	(2)
Other operating (gains) losses, net	(30)	12		(13)	1
Fair value adjustments	53	34		171	77
Adjusted EBITDA	849	814	4%	2,563	2,319	11%
Deduct: Capital expenditures, less proceeds from disposals	(256)	(213)		(710)	(658)
Adjusted EBITDA less capital expenditures	593	601	(1%)	1,853	1,661	12%
Adjusted EBITDA margin	30.4%	29.7%	70bp	30.6%	27.9%	270bp
Adjusted EBITDA less capital expenditures margin	21.2%	21.9%	(70)bp	22.1%	20.0%	210bp

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended September 30,
			Change
(millions of U.S. dollars)	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	1,542	1,516	2%	1%	1%
Legal	843	835	1%	-	1%
Tax & Accounting	341	323	6%	1%	5%
Corporate & Other (Reuters News)	73	73	-	1%	(1%)
Eliminations	(7)	(3)
Consolidated revenues	2,792	2,744	2%	1%	1%

	Three months ended September 30,
			Change
(millions of U.S. dollars, except margins)	2017	2016	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Financial & Risk	495	460	8%	2%	6%
Legal	338	328	3%	1%	2%
Tax & Accounting	95	87	9%	1%	8%
Corporate & Other (includes Reuters News)	(79)	(61)	n/a	n/a	n/a
Consolidated adjusted EBITDA	849	814	4%	-	4%

Adjusted EBITDA Margin
Financial & Risk	32.1%	30.3%	180bp	30bp	150bp
Legal	40.1%	39.3%	80bp	10bp	70bp
Tax & Accounting	27.9%	26.9%	100bp	30bp	70bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	30.4%	29.7%	70bp	-	70bp

	Three months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts)	2017	2016	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	1,996	1,964	2%	2%	-
Consolidated adjusted EPS	$0.68	$0.54	26%	2%	24%

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency (continued)

	Nine months ended September 30,
			Change
(millions of U.S. dollars)	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	4,561	4,549	-	(1%)	1%
Legal	2,509	2,503	-	(1%)	1%
Tax & Accounting	1,108	1,036	7%	1%	6%
Corporate & Other (Reuters News)	221	227	(3%)	(1%)	(2%)
Eliminations	(10)	(9)
Consolidated revenues	8,389	8,306	1%	(1%)	2%

	Nine months ended September 30,
			Change
(millions of U.S. dollars, except margins)	2017	2016	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Financial & Risk	1,435	1,340	7%	-	7%
Legal	965	936	3%	-	3%
Tax & Accounting	339	283	20%	1%	19%
Corporate & Other (includes Reuters News)	(176)	(240)	n/a	n/a	n/a
Consolidated adjusted EBITDA	2,563	2,319	11%	1%	10%

Adjusted EBITDA Margin
Financial & Risk	31.5%	29.5%	200bp	40bp	160bp
Legal	38.5%	37.4%	110bp	20bp	90bp
Tax & Accounting	30.6%	27.3%	330bp	-	330bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	30.6%	27.9%	270bp	30bp	240bp

	Nine months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts)	2017	2016	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	5,997	6,064	(1%)	1%	(2%)
Consolidated adjusted EPS	$1.91	$1.47	30%	1%	29%

Appendix C

Supplemental Information

Depreciation and amortization of computer software by segment

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Financial & Risk	147	147	434	435
Legal	60	64	183	187
Tax & Accounting	31	28	95	86
Corporate & Other (includes Reuters News)	6	16	29	49
Total	244	255	741	757

Appendix D

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016	2017	2016	2016	2015
Revenues	2,815	2,793	2,782	2,769	2,792	2,744	2,860	2,887
Operating profit	444	310	399	401	467	385	294	433
Earnings from continuing operations	317	210	201	304	349	268	274	358
(Loss) earnings from discontinued operations, net of tax	(3)	62	5	46	(1)	18	1,967	59
Net earnings	314	272	206	350	348	286	2,241	417
Earnings attributable to common shareholders	297	262	192	337	330	273	2,226	408
Basic earnings per share
From continuing operations	$0.41	$0.26	$0.26	$0.39	$0.46	$0.34	$0.35	$0.45
From discontinued operations	-	0.08	0.01	0.06	-	0.03	2.69	0.08
	$0.41	$0.34	$0.27	$0.45	$0.46	$0.37	$3.04	$0.53
Diluted earnings per share
From continuing operations	$0.41	$0.26	$0.26	$0.39	$0.46	$0.34	$0.35	$0.45
From discontinued operations	-	0.08	0.01	0.06	-	0.02	2.68	0.08
	$0.41	$0.34	$0.27	$0.45	$0.46	$0.36	$3.03	$0.53

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our performance from quarter to consecutive quarter can be impacted by transactions revenues as well as by the release of certain print-based offerings, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated results.

Revenues — Foreign currency negatively impacted revenue performance in all periods, except for the third quarter of 2017 which was positively impacted.

On a constant currency basis, revenues grew by low single digits in each quarter as growth in recurring revenues exceeded declines in recoveries and U.S. print revenues. Additionally, transactions revenues increased in the first three quarters of 2017, but declined in the fourth quarter of 2016. Acquisitions contributed to revenue growth in the first two quarters of 2017, but did not have a meaningful impact on revenue performance in the third quarter of 2017 and the fourth quarter of 2016.

Operating profit — In the third quarter of 2017, operating profit increased due to higher revenues and a gain on the sale of a portion of an investment. While both the first and second quarters of 2017 benefited from higher revenues and lower operating expenses, which reflected the continuing simplification of our business, operating profit in the second quarter declined due to unfavorable fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. In the fourth quarter of 2016, operating profit decreased due to $212 million of severance charges.

Net earnings — In the third quarter of 2017, net earnings increased as higher operating profit and lower income tax expense more than offset higher finance costs. In the second quarter of 2017, net earnings decreased due to financing costs, as well as the loss of earnings from discontinued operations following the sale of Intellectual Property & Science in October 2016. In the first quarter of 2017, net earnings increased as higher operating profit more than offset the loss of earnings from discontinued operations. In the fourth quarter of 2016, net earnings increased due to the gain on the sale of Intellectual Property & Science.